UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market May | 2024

Azul and Gol announce codeshare agreement

Customers will have access to extensive flight connectivity with over 150 destinations and can choose in which program to accrual points and miles from codeshare flights

São Paulo, May 23, 2024 – Azul and GOL airlines announce today a commercial cooperation agreement that will connect their flight networks in Brazil through a codeshare agreement. This partnership covers all exclusive domestic routes, meaning routes operated by one of the two companies but not the other.

The agreement also encompasses frequent flyer programs, allowing Azul Fidelidade and Smiles members to earn points or miles in their preferred program when purchasing segments included in the codeshare agreement.

"This agreement will bring enormous benefits to our customers. Both companies have a history of developing Brazilian aviation with a focus on customer service excellence. With Azul's highly connected network serving most cities in Brazil, and GOL's strong presence in the main Brazilian markets, our significantly non-overlap service offerings will bring our customers the broadest range of travel options in the market," said Abhi Shah, President of Azul.

Consumers will benefit from this commercial partnership starting at the end of June, when the offer will become available through both companies' sales channels.

Customers will gain access to hundreds of new domestic routes, along with more convenient connection opportunities. For example, one could travel from Brasília to Tabatinga with a brief layover in Manaus, or from Rio de Janeiro to Marabá with a stop in Belém.

"GOL and Azul have always been dedicated to expanding the Brazilian aviation market. This codeshare agreement will provide customers with even more travel options across our country. GOL already has over 60 commercial agreements with various global airline partners, and we are eager to extend these benefits within Brazil," said Celso Ferrer, CEO of GOL.

Azul and GOL operate approximately 1,500 daily departures. This agreement will create over 2,700 travel opportunities with just one connection.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022 and the second most on-time airline in 2023. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

About Gol

Gol is one of Brazil's leading airlines and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", Gol offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety, Gol's #1 value, and operates a standardized fleet of 142 Boeing 737 aircraft.

Notice to the Market May | 2024

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 23, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer